October 26, 2007
VIA ELECTRONIC TRANSMISSION
Barbara C. Jacobs, Esq.
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
Room 4561
11 F Street, N.E.
Washington D.C. 20549

Re:	Printronix, Inc. Preliminary Proxy Statement on Schedule 14A Filed October 22, 2007 File No. 0-9321
Dear Ms. Jacobs:
     On behalf of Printronix, Inc. (“Printronix”), we appreciate the opportunity to respond to the comments you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (“SEC”) in the review letter dated October 24, 2007 with respect to the above referenced preliminary proxy statement. Printronix’s response to the Staff’s comment is set forth below. In order to facilitate your review, we have included your comment in italics followed by Printronix’s response.
1. Please provide us with your analysis as to why the transaction does not constitute a Rule 13e-3 transaction within the meaning of Exchange Act Rule 13e-3(a)(3). We note that it appears as though members of Printronix management will continue as management of the surviving corporation. We further note that senior management expects to own a 9.9% equity interest in Pioneer Holding Corp after the merger. For additional guidance, please refer to Section II.D.3 of our Current Issues and Rulemaking Projects Outline dated November 14, 2000 and Interp. P. 3 in the Division’s Manual of Publicly Available Telephone Interpretations.
Printronix Response: Printronix respectfully advises the Staff that it believes the proposed merger does not constitute a “Rule 13e-3 Transaction” within the meaning of Rule 13e-3.

Barbara C. Jacobs
October 26, 2007
Page Two

Rule 13e-3: Arm’s Length Negotiations and Stockholder Approval
We respectfully note that none of the possibilities for abuse normally associated with a “Rule 13e-3 transaction” are present with respect to the proposed merger between Printronix and Pioneer. As described in Exchange Act Release No. 34-17719 (Apr. 13, 1981) (the “Interpretive Release”), Rule 13e-3 was adopted as a means to protect unaffiliated security holders in the context of a going private transaction and to protect against any adverse effects such transactions may have upon the confidence of investors generally. The need for such protection arose out of the fact that the nature of and methods historically utilized in effecting going private transactions presented an opportunity for coercion of unaffiliated security holders by an issuer or its affiliates. This was due, in part, to the lack of arm’s length bargaining and the inability of unaffiliated security holders to influence corporate decision to enter into such transactions.
As disclosed in greater detail in the section of Printronix’s preliminary proxy statement entitled “The Merger — Background of the Merger,” Printronix began its auction process in 2005 after engaging the services of a financial advisor. Over some time, the financial advisor identified sixteen potential strategic bidders and private equity firms that could possibly be interested in a transaction with Printronix. By February 2006, ten parties had declined interest and one party was told that its offer was unacceptable. After a series of bids and negotiations from the remaining potential financial sponsors and strategic bidders, only two parties remained interested by June 2007, including Vector Capital Partners IV, L.P. (“Vector”) (the owner of Pioneer Holding Corp. (“Pioneer”) and Pioneer Merger Sub. (the “Merger Subsidiary”)), and another financial sponsor. Pioneer and the Merger Subsidiary were formed by Vector solely for purposes of consummating the transactions pursuant to the merger agreement.
Vector and its affiliates do not (i) own any equity securities in Printronix, (ii) have any representation on Printronix’s Board of Directors (or the right to appoint any representatives to the Board of Directors), (iii) have any other commercial relationship that would or could result in having the effect of being in control of, or of being under common control with, Printronix or (iv) are otherwise in a position to directly or indirectly control or influence or have the power to direct or cause the direction of the management or policies of Printronix. Accordingly, we conclude that none of Vector or its affiliates are affiliates of Printronix, either directly or through Pioneer or Merger Subsidiary.
In addition, there are no relationships between any Printronix executive and Vector, Pioneer or Merger Subsidiary that would make Vector, Pioneer or Merger Subsidiary an affiliate of Printronix. As described in Section II.D.3 of the Division of Corporation Finance’s Current Issues and Rulemaking Projects Outline dated November 14, 2000, the key question is whether members of management that are affiliates of the issuer can be considered to be affiliated of the purchaser and hence on “both sides of the transaction,” making the purchaser also an affiliate of the issuer. No Printronix executive possesses in any respect any indicia of control of Pioneer or Merger Subsidiary, and neither Pioneer nor Merger Subsidiary is under common control with Printronix or any Printronix executive.

Barbara C. Jacobs
October 26, 2007
Page Three

In concluding that Printronix executives were not “on both sides of the transaction,” we note that the Board of Directors established a special committee of non-management members of the Board of Directors (the “Special Committee”) with exclusive authority and responsibility for conducting, pursuing and negotiating all aspects of any transaction involving Printronix, including the merger. This meant that Mr. Robert A. Kleist, the sole member of senior management serving on the Board, was excluded from negotiations with all bidders, including Vector and the current transaction. The Special Committee discharged its responsibilities directly, without any management influence or involvement, and with the assistance of independent financial and legal advisers retained directly by the Special Committee. Any participation by Printronix management in the process was at all times subject to and in accordance with the directions it received from the Special Committee. The Special Committee, with the assistance of its legal counsel, adopted certain guidelines and instructions for Vector and the senior management for an orderly and independent process. Among other things, these guidelines and instructions established parameters for any discussions between Vector and any Printronix executives, including the approval of such discussions by the Special Committee. The Special Committee’s financial advisor monitored each discussion between Vector and Printronix’s senior management.
Management took a back seat to the negotiation process while the Special Committee conducted extensive meetings on the various proposed terms of the transactions proposed by each financial sponsor. Ultimately, one financial sponsor could not secure financing and the Special Committee, acting in its sole discretion, decided to enter into an exclusivity agreement with Vector, which led to the current transaction. No member of Printronix management nor any controlling shareholder had involvement, let alone control, over the negotiations.
In addition, Printronix common stockholders will be entitled to vote on the merger. As the Staff indicated in the Interpretive Release, the existence of a vote in and of itself is not dispositive, because in many going private transactions the affiliates of the issuer may already hold the requisite vote for approval. However, this is not the case in the proposed merger between Printronix and Merger Subsidiary because the merger requires the affirmative vote of the holders of a majority of the outstanding shares of Printronix common stock entitled to vote. Mr. Kleist only owns approximately 17.56% of Printronix common stock and Vector and its affiliates own none. Mr. Kleist’s holdings are insufficient to affect the outcome of the vote on the merger agreement and related transactions.
The proposed merger is the result of an arms-length transaction between the Printronix Special Committee and Pioneer (Vector). Management is not on “both sides” of the transaction for purposes of Rule 13e-3. Printronix does not believe that the proposed merger has the potential for the forms of abuse or overreaching associated with the types of transactions intended to be covered by SEC Rule 13e-3. We therefore respectfully submit that Rule 13e-3 does not require the parties to the merger to be treated as Schedule 13E-3 filing persons.

Barbara C. Jacobs
October 26, 2007
Page Four

Factors Determining Whether Senior Management is Engaged in a Going Private Transaction
     Comment 1 references Section II.D.3 of the Current Issues and Rulemaking Projects Outline dated November 14, 2000 which indicates that the factors considered in determining if senior management is engaged in a going private transaction include whether:
...management ultimately would hold a material amount of the surviving corporation’s outstanding equity securities, occupy seats on the board of this company in addition to senior management positions, and otherwise be in a position to “control” the surviving company within the meaning of Exchange Act Rule 12b-2...
     The SEC staff has also suggested the following factors in determining whether a Schedule 13E-3 filing is required:
...increases in consideration to be received by management, alterations in management’s executive agreements favorable to management, the equity participation of management in X [the surviving corporation] and the representation of management on the board of X [surviving corporation].
Question P. 3., Manual of Publicly Available Telephone Interpretations (July 1997).
As outlined in more detail below,
•	Senior management’s ownership percentage in the surviving corporation (9.9%) will be significantly lower than its current ownership percentage in Printronix and is at a level that is not material in light of the fact that Vector will own 90.1% of Pioneer (which will own 100% of the surviving corporation);

•	Senior management’s post-merger ownership will be significantly less than the levels at which senior management desired to invest in the surviving corporation;

•	the number of seats on the surviving corporation’s board held by senior management after the merger will initially remain at one (and even that one designee has received no commitment from Vector as to how long he will be kept on the board) and Vector will designate the remaining directors, none of whom will be senior management or employees of the surviving corporation;

•	although one designee from Printronix’s current senior management will sit on the surviving corporation’s board, no member of senior management will sit on the board of Pioneer, which will own 100% of the stock of (and thus control and have the right to elect or remove directors of) the surviving corporation, and all the members on the board of Pioneer will be appointed by Vector;

Barbara C. Jacobs
October 26, 2007
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•	although Pioneer has made no commitments, senior management’s compensation after the merger is currently expected to remain the same as existing compensation, which has been determined through its existing and planned at-will employment arrangements for all but the Chief Executive Officer, whose compensation is merely being restored to normal market levels in connection with the transaction after a temporary voluntary pay cut was put into effect in 2006 (again with no fixed term to Pioneer’s obligation to pay such compensation); and

•	senior management will not be in a position to control the surviving corporation.
Management Ownership Post-Merger
     Senior management will not own a material amount of the equity securities of the surviving corporation, and, collectively, their ownership percentage will be lower than its current ownership in Printronix. Currently, senior management (including those who have not been given the opportunity to invest in the surviving company) collectively owns 23.38% of the outstanding common stock and voting power of Printronix.
     Senior management has been given the opportunity to make a cash equity investment in Pioneer on the same terms and for the same cash purchase price as Vector which, if fully purchased, would result in senior management owning approximately 9.9% of the outstanding equity securities of Pioneer. While Vector expects senior management to purchase equity securities in Pioneer, these purchases are not a condition to Pioneer’s obligation to close the merger. The equity ownership opportunity was offered by Pioneer because it believes that management better serves a company’s stockholders if it has an equity stake in the company. Pioneer did not propose the details of the equity ownership opportunity until September 2007, four months after the Printronix Special Committee first received notice of Vector’s interest in a transaction and one month after the Printronix Special Committee had selected Vector over other interested parties as buyer and had entered into a letter of intent with Vector. Equity ownership is not a condition to their continued employment by the surviving corporation. In addition, Pioneer is not providing any financial assistance to senior management for the purchase of equity securities in the surviving corporation (i.e., there are no loans being made or no deferred payment arrangements).
     Consequently, senior management will hold approximately 9.9% of the outstanding equity securities of Pioneer (assuming the equity investment is fully purchased by senior management), an immaterial amount in view of Vector’s ownership of the remaining 90.1% of the equity securities and senior management’s greater current ownership of Printronix .

Barbara C. Jacobs
October 26, 2007
Page Six

Management’s Desired Ownership and Investment Terms
     The amount of ownership of the surviving corporation by senior management will be significantly less than what each officer wanted to own. Mr. Kleist wanted to rollover 100% of his shares which would have resulted in him owning at least 34.5% of the surviving corporation. Instead, Vector limited the negotiated rollover amounts to 9.9% of the surviving corporation, which resulted in management selling 85% of their shares in Printronix for the same cash consideration as the other shareholders of Printronix and rolling over only 15% into the surviving corporation. In addition, management had wanted to negotiate, or at least see an initial draft of the stockholders’ agreement that Vector will require in connection with the roll-over investment, but Vector instead insisted on a provision of the equity rollover commitment that merely provided that management’s right to make the rollover investment is subject to the management investors executing a stockholders’ agreement acceptable to Vector. These facts further demonstrate arms-length negotiations between Vector and Printronix, management not being in a position to control the surviving corporation and thus that management is not on “both sides” of the transaction for Rule 13e-3 purposes.
Senior Management Directors
     Currently, management of Printronix only has one seat, Mr. Kleist’s, on the Board of Directors. It is currently expected that Mr. Kleist will initially remain on the Board of Directors of the surviving corporation following the Merger, but Pioneer has made no commitment to keep Mr. Kleist on such board for any period of time. In addition, the remaining members will consist solely of Vector designees, none of which will be any other member of Printronix management, and the entire board of Pioneer will consist of Vector designees.
Senior Management Compensation
     It is currently expected that for all senior management salaries except for Mr. Kleist, current salaries will remain in place, although Pioneer has made no binding commitment with respect to such matters. Mr. Kleist’s base salary will initially increase from $269,312 per annum to $337,000 per annum under the terms of his rollover agreement with Pioneer. However, an explicit term of such rollover agreement is that there is no fixed term to Pioneer’s commitment to employ Mr. Kleist at such salary (with the only consequence of a termination of Mr. Kleist without cause at any time being a severance payment equal to one year’s base salary). In addition, the magnitude of the increase of Mr. Kleist’s base salary is not substantial when you consider it is only to bring Mr. Kleist’s salary back to current market levels. Mr. Kleist’s current base salary reflects a pay freeze and a voluntary 20% cut in base salary undertaken on April 1, 2006. Mr. Kleist’s total current compensation package, including equity compensation and certain allowances, is valued at $328,428. Thus, the base salary reflects approximately only a 2.5% increase over his current compensation, which includes the aforementioned voluntary pay cut. The terms of the rollover agreement merely reflect raising Mr. Kleist back to the level that he was earning prior to his voluntary pay cut.
     Other senior management compensation arrangements were unfavorably altered in favor of Pioneer. As an additional incentive for Pioneer to enter into the merger agreement, senior management agreed to not accept any annual pay increases (which were scheduled for October 2007)

Barbara C. Jacobs
October 26, 2007
Page Seven

nor any bonuses unless the surviving company were to achieve certain financial targets. Currently, senior management participates both in a cash bonus plan based on quarterly incentive targets and a stock option plan. Following the merger, management may or may not earn a cash bonus for achieving certain financial targets, the terms of which have yet to be set by Pioneer. No formal offer has been made to senior management of the creation of a similar stock option or other equity incentive plan.
     We note that in adopting Rule 13e-3, the SEC noted “the Commission would not view a person as an affiliate of the purchaser solely because such person enters into or agrees to enter into a reasonable and customary employment agreement ...” Release No. 34-16075 (August 2, 1979), note 6. Under the terms of the transaction documents, Printronix’s senior management does not yet know even the terms of any bonus arrangement, and has foregone an annual raise. Mr. Kleist’s employment arrangement does not have a set term. No other member of senior management has a formal employment arrangement with Pioneer. They are all at-will employees. Thus, senior management has not benefited from this transaction to the extent that they are not aware of their future financial incentives and compensation. Unlike the existing Printronix compensation and equity incentive plans, employment with Printronix under the control of Pioneer carries substantial risk of being less financially rewarding than under the current conditions.
     In view of the arrangements with the surviving corporation and Pioneer, senior management is not receiving an increase in consideration or favorable alterations in their compensation.
No Senior Management Control of Surviving Corporation
     Senior management will own approximately 9.9% of the equity of Pioneer. Vector and its affiliates will own 90.1%. The board of directors of the surviving corporation will initially consist of only one person in management (also its current composition), and Pioneer has made no commitment to retain that person on the board for any period of time. Vector designates the rest of the board of directors (only a majority of the directors is required to approve corporate action under the surviving corporation’s bylaws). Through its control of the board, Vector will control all decisions. The board of directors of Pioneer, which will control the surviving corporation, will consist of only Vector designees.
Conclusion
     Printronix believes that the merger does not constitute a going private transaction and thus does not require the filing of a Schedule 13E-3 because the merger is the result of an arm’s length auction and negotiation process with Vector, an unaffiliated acquirer, and, the Special Committee and, in addition, senior management are not affiliates engaged in a going private transaction within the meaning of Rule 13e-3 in view of the following:
•	Mr. Kleist is selling 82.5% of his shares for the same cash consideration as the other shareholders of Printronix;

Barbara C. Jacobs
October 26, 2007
Page Eight

•	the rest of management is selling 92% of their shares for the same cash consideration as the other shareholders of Printronix;

•	the reduction in senior management’s equity ownership from 23.38% of Printronix before the merger to approximately 9.9% in the surviving corporation after the merger despite management’s wishes to rollover more ownership;

•	the maintenance of only one seat by management on the board of directors initially with no commitment by Pioneer to maintain even that one management designee for any period of time;

•	no management seats on the board of directors of the company that will control the surviving corporation;

•	senior management compensation being no more favorable, and potentially less favorable, after the merger; and

•	senior management not being in control of the surviving corporation following the merger.

Very truly yours, STRADLING YOCCA CARLSON & RAUTH
/s/ Michael H. Mulroy

cc:	Robert A. Kleist George L. Harwood